June 11, 2025

Christopher J. Baker
President, Chief Executive Officer and Director
KLX Energy Services Holdings, Inc.
3040 Post Oak Boulevard, 15th Floor
Houston, Texas 77056

        Re: KLX Energy Services Holdings, Inc.
            Registration Statement on Form S-3
            Filed June 4, 2025
            File No. 333-287774
Dear Christopher J. Baker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Katherine T. Frank, Esq., of Vinson & Elkins